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                            (LEHMAN BROTHERS LOGO)



                                                                November 6, 2006



Mr. Thomas A. Jones, Senior Attorney
Mr. Donald C. Hunt, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549



     Re: Canadian Solar Inc.
         Registration Statement on Form F-1 (File No. 333-138144)

Ladies and Gentlemen:

     The undersigned underwriters of Canadian Solar Inc.'s proposed public offering of up to 8,855,000 common shares, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on November 8, 2006, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the underwriters have effected the following distribution of the Company's Preliminary Prospectus dated October 23, 2006 through the date hereof:

     Preliminary Prospectus dated October 23, 2006:

     9,934 copies to prospective Underwriters, institutional investors, dealers and others



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Securities and Exchange Commission            - 2 -             November 6, 2006



     The undersigned advise that they have complied and will continue to comply, and have been informed by the participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934.


                                 Very truly yours,

                                 DEUTSCHE BANK SECURITIES INC.
                                 LEHMAN BROTHERS INC.
                                 As Representatives of the several Underwriters



                                 By: /s/ Arlene Salmonson
                                     ---------------------------------
                                             Arlene Salmonson
                                             Vice President